Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
PARIS RE Holdings Limited
(Commission File No. 132 - 02692)
DESCRIPTION OF THE OPERATION
     è Who is PartnerRe?
PartnerRe was established in 1993 as a catastrophe reinsurer. PartnerRe acquired SAFR in 1997 and Winterthur Re in 1998 and is today – a top-ten multi-line reinsurer with business written both direct (30%) and through brokers (70%).
PartnerRe is headquartered in Bermuda with 995 employees in principal offices in the U.S., Switzerland, France and Ireland with representative offices worldwide, operating in more than 150 markets.
Financially, PartnerRe has a strong balance sheet (total assets of USD 16,3 billion; shareholders equity of USD 4,3 billion and solid ratings AA- from S&P, A+ from AM Best, Aa3 from Moody’s ans AA from Fitch.
     è Why did PartnerRe choose to buy PARIS RE Holdings Limited (“PARIS RE”) ?
This is the right acquisition at the right time, which will help them to be better positioned to achieve their goals in the face of an uncertain future.
Given the limited access to capital markets today, a good acquisition is an excellent way to increase the capital. With an increased capital and enhanced diversification, PartnerRe will be able to do more for the clients. The high level of experience of both teams will bring the adapting proposals to the clients.
     è What is the operation contemplated between PARIS RE and PartnerRe?
As you may have read in the press release, the Boards of Directors of both Companies have agreed on terms and conditions according to which PartnerRe intends to acquire all the outstanding securities of PARIS RE. PartnerRe has already acquired 6% of PARIS RE common shares as of today. The contemplated transaction is planned in several steps:
1.	Q4 2009: Capital return of up to US $3,85 per share to PARIS RE shareholders.

2.	Q4 2009: Block purchase by PartnerRe of approximately 57% of PARIS RE’s common shares from a group of private equity funds and other lead investors.

3.	Q4 2009/Q1 2010: Purchase of the remaining shares by PartnerRe through a voluntary public exchange offer. This step is opened to the remaining shareholders

4.	Q1 2010: if PartnerRe obtains at least 90% of the PARIS RE’s shares, it will seek to effect a “compulsory” merger under Swiss law andacquire any remaining shares.
     è Will I benefit from the per share capital return of up to US$3,85 ?
All shareholders will benefit from the capital return, whether they are employees or not, including holders of employee shares which are under holding restrictions.
With respect to unvested RSU/SO:
—	If you have more than 300 unvested RSU or Stock Options: you will benefit from a new grant of PARIS RE RSU equivalent to the capital returned that you would have received had you been shareholder at that time

—	If you have less than 300 unvested RSU or Stock Options: you will benefit from an exceptional salary premium equivalent to the capital returned that you would have received had you been shareholder at that time
This document is updated regularly
For additional question, please send it to communication.interne@paris-re.com

     è What is a public exchange offer (the “Offer”)?
It is an offer made by a company to purchase the shares of another company by an exchange of shares at a defined ratio.
Thus, subject to the approval from the Autorité des Marchés Financiers (AMF), PartnerRe will offer to any shareholder of PARIS RE to exchange PARIS RE shares for PartnerRe shares as follows: 1 PARIS RE share for 0,3 PartnerRe share (the consideration payable in all stages of the transaction is subject to adjustment if the parties’ relative tangible book values diverge significantly prior to the closing of the block purchase). This Offer is limited in time and is expected to start in the last quarter of 2009.
Please note an exchange offer should not trigger any adverse tax consequences on your shares. More details on the Offer will be announced at a later stage.
     è Will I be authorized to participate in the Offer?
All shareholders of PARIS RE, whether they are employees of the company or not, may participate in the Offer. Participating in such an Offer is a personal and individual decision. See below for further explanations for RSU and stock options
     è What will happen until the end of the transaction?
Both companies will keep conducting business as two distinct competitors, with no discussions on price, terms and conditions, combination of participations, underwriting evaluations. Both companies are subject to “covenants”, the purpose of which is to assure that they continue their business in line with the present strategy, practices and risk profile.
An integration planning will begin with full participation of our senior management and employees in the coming weeks and months.
     è Is there a risk that this deal will not proceed ?
The contemplated transaction is subject to, among other things, PartnerRe and PARIS RE shareholder approvals, obtaining relevant regulatory and anti-trust approvals and, with respect to the Offer, AMF approval.
This document is updated regularly
For additional question, please send it to communication.interne@paris-re.com

Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE or PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements.
PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts.
Additional Information and Where to Find It
If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org).
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.
This document is updated regularly
For additional question, please send it to communication.interne@paris-re.com